SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No.  )

SHL Telemedicine Ltd.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.01 per share	78423T200
(Title of class of securities)	(CUSIP number)

Value Base Ltd.
c/o Tsahy Alon, General Counsel
23 Yehuda Halevi St.
Tel-Aviv 6513601, Israel
Telephone: +972-3-622-3381
with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn: Ron Ben-Menachem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 78423T200	Page 2 of 9

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Ido Nouberger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,406,236
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,406,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,406,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.58%[1]
14	TYPE OF REPORTING PERSON: IN

(1) Based on 16,386,180 Ordinary Shares outstanding as of June 30, 2023 (as reported in Exhibit 99.3 to the Issuer's Form 6-K filed with the Securities and Exchange Commission (“SEC”) on September 28, 2023).

CUSIP No. 78423T200	Page 3 of 9

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Victor Shamrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,406,236
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,406,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,406,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.58%[1]
14	TYPE OF REPORTING PERSON: IN

(1) Based on 16,386,180 Ordinary Shares outstanding as of June 30, 2023 (as reported in Exhibit 99.3 to the Issuer's Form 6-K filed with the SEC on September 28, 2023).

CUSIP No. 78423T200	Page 4 of 9

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Value Base Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,406,236
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,406,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,406,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.58%[1]
14	TYPE OF REPORTING PERSON: CO

(1) Based on 16,386,180 Ordinary Shares outstanding as of June 30, 2023 (as reported in Exhibit 99.3 to the Issuer's Form 6-K filed with the SEC on September 28, 2023).

CUSIP No. 78423T200	Page 5 of 9

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,406,236
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,406,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,406,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.58%[1]
14	TYPE OF REPORTING PERSON: CO

(1) Based on 16,386,180 Ordinary Shares outstanding as of June 30, 2023 (as reported in Exhibit 99.3 to the Issuer's Form 6-K filed with the SEC on September 28, 2023).

Item 1.          Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, nominal value NIS 0.01 per share (the “Ordinary Shares”), of SHL Telemedicine Ltd., a company incorporated in Israel (“SHL” or the “Issuer”). The address of the principal executive office of SHL is 90 Yigal Alon Street, Tel Aviv 67891, Israel.

Item 2.          Identity and Background.

(a) – (c), (f)

This Schedule 13D is being filed jointly by Ido Nouberger, Victor Shamrich, Value Base Ltd. (“Value Base”) and Value Base Hedge Fund Ltd. acting as the general partner to Harmony Base, Limited Partnership (the “General Partner”) (each a “Reporting Person” and, collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Mr. Nouberger, who together with Mr. Shamrich controls Value Base, is a citizen of Israel whose principal business is Chairman and director at Value Base and various of its subsidiaries, respectively, which is located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601 Israel (which is also Mr. Nouberger's business address).

Mr. Shamrich, who together with Mr. Nouberger controls Value Base, is a citizen of Israel whose principal business is CEO and director at Value Base and various of its subsidiaries, respectively, which is located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601 Israel (which is also Mr. Shamrich's business address).

Value Base wholly owns the General Partner, which acts as the general partner of the Harmony Base Limited Partnership (the “Limited Partnership”), a private investment fund. The principal business of Value Base is to provide investment banking services in Israel, including a wide range of financial and strategic financial consulting services. The principal business of the General Partner is to act as the general partner of the Limited Partnership. Both Value Base and the General Partner are organized under the laws of the State of Israel and have a business address of 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601 Israel.

Mr. Lior Kaver is a citizen of Israel whose principal business is CFO of Value Base. Mr. Tsahy Alon is a citizen of Israel whose principal business is General Counsel of Value Base. The business address of both Mr. Kaver and Mr. Alon is the same as that of the Value Base, as provided above.

(d) – (e)

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the other individuals mentioned in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

The Reporting Persons have invested an aggregate of approximately $16.2 million to acquire the Ordinary Shares of the Issuer, as follows: since November 5, 2020, Mr. Nouberger has invested approximately $3.7 million in personal funds to acquire 376,056 Ordinary Shares he owns directly; since November 5, 2020, Mr. Shamrich has invested approximately $0.6 million in personal funds to acquire 72,000 Ordinary Shares he owns directly; since November 5, 2020, Value Base has invested approximately $6.6 million of its equity to acquire 569,359 Ordinary Shares it owns directly; and since October 8, 2020, the Limited Partnership has invested approximately $5.3 million of its equity to acquire 388,821 Ordinary Shares it holds directly.

Purchase costs described above were converted from Swiss Francs to U.S. Dollars based on the exchange rate on the original purchase dates.

Item 4.          Purpose of Transaction.

On December 14, 2023, Value Base sent a letter to the Board of Directors (the “Board”) of the Issuer proposing Mr. Nouberger as a candidate for election to the Board to be included on the agenda for the upcoming annual general meeting of shareholders of the Issuer. A copy of the letter to the Board is attached hereto as Exhibit 2. Value Base seeks to enhance Issuer value with the election of Mr. Nouberger to the Board.

Each of the Reporting Persons may purchase additional Ordinary Shares or may, and hereby reserves the right to, dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions, subject to certain provisions of the law.

Item 5.          Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, the General Partner may be deemed to be the beneficial owner of the 388,821 Ordinary Shares held directly by the Limited Partnership, which represents approximately 2.37% of the number of Ordinary Shares outstanding.

As of the date hereof, Value Base owns directly (and therefore is deemed the beneficial owner of) 569,359 Ordinary Shares. As the sole owner of the General Partner, Value Base may be deemed the indirect beneficial owner of 388,821 Ordinary Shares beneficially owned by the General Partner, which together with the Ordinary Shares it owns directly represents 958,180 Ordinary Shares or approximately 5.85% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Shamrich owns directly (and therefore is deemed the beneficial owner of) 72,000 Ordinary Shares and, who together with Mr. Nouberger controls Value Base, may be deemed the indirect beneficial owner of 958,180 Ordinary Shares beneficially owned by Value Base, which together with the Ordinary Shares he owns directly represents 1,030,180 Ordinary Shares or approximately 6.29% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Nouberger owns directly (and therefore is deemed the beneficial owner of) 376,056 Ordinary Shares and, who together with Mr. Shamrich controls Value Base, may be deemed the indirect beneficial owner of 958,180 Ordinary Shares beneficially owned by Value Base, which together with the Ordinary Shares he owns directly represents 1,334,236 Ordinary Shares or approximately 8.14% of the number of Ordinary Shares outstanding.

Because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), each of the General Partner, Value Base, Mr. Shamrich and Mr. Nouberger may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 1,406,236 Ordinary Shares held in the aggregate by the reporting persons, which represent approximately 8.58% of the number of Ordinary Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 16,386,180 Ordinary Shares outstanding as of June 30, 2023 (as reported in Exhibit 99.3 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 28, 2023).

(c) , To the best knowledge of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days with respect to any Ordinary Share

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4, which is incorporated by reference into this Item 6, none of the Reporting Persons or other individuals mentioned in this Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, each with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons, dated as of December 21, 2023

2	Letter from Value Base Ltd. to the Board of Directors of SHL Telemedicine Ltd., dated December 14, 2023

3	Attorney's Certification certifying the signature authority of person(s) signing on behalf of Value Base Hedge Fund Ltd., dated as of December 21, 2013

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 21, 2023

/s/ Ido Nouberger Ido Nouberger /s/ Victor Shamrich Victor Shamrich Value Base Ltd.
/s/ Ido Nouberger	/s/ Victor Shamrich
Name: Ido Nouberger Title: CEO	Victor Shamrich Chairman

Value Base Hedge Fund Ltd.
/s/ Ido Nouberger* Name: Ido Nouberger Title: Director	/s/ Victor Shamrich* Victor Shamrich Director

* Evidence of signature authority attached as Exhibit 3 to this Schedule 13D.